# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KKR Real Estate Finance Trust Inc., CIK 0001631596
CUSIP: 48251K100
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 30 Hudson Yards, Suite 7500, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001798836

## Reporting persons
- Terra Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,708,468; sole dispositive power 0; shared dispositive power 4,708,468; aggregate amount beneficially owned 4,708,468 (8% of the class)
- Terra REIT Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,708,468; sole dispositive power 0; shared dispositive power 4,708,468; aggregate amount beneficially owned 4,708,468 (8% of the class)
- Mavik Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,708,468; sole dispositive power 0; shared dispositive power 4,708,468; aggregate amount beneficially owned 4,708,468 (8% of the class)
- Mavik Capital Group, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,708,468; sole dispositive power 0; shared dispositive power 4,708,468; aggregate amount beneficially owned 4,708,468 (8% of the class)
- Mavik Capital Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,708,468; sole dispositive power 0; shared dispositive power 4,708,468; aggregate amount beneficially owned 4,708,468 (8% of the class)
- Vaspen MS I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,219,151; sole dispositive power 0; shared dispositive power 2,219,151; aggregate amount beneficially owned 2,219,151 (3.8% of the class)
- Maspen MS I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,489,317; sole dispositive power 0; shared dispositive power 2,489,317; aggregate amount beneficially owned 2,489,317 (4.3% of the class)
- Uppal Vikram S: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,708,468; sole dispositive power 0; shared dispositive power 4,708,468; aggregate amount beneficially owned 4,708,468 (8% of the class)

## Item 1. Issuer
Name of issuer: KKR Real Estate Finance Trust Inc.
Address of issuer's principal executive offices: 30 Hudson Yards, Suite 7500, New York, NY 10001

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Terra Capital Partners, LLC, a Delaware limited liability company ("Terra Capital"), Terra REIT Advisors, LLC, a Delaware limited liability company ("Terra REIT"), Mavik Capital GP, LLC, a Delaware limited liability company ("MCGP"), Mavik Capital Group, LP, a Delaware limited partnership ("MCG"), Mavik Capital Management, LP, a Delaware limited partnership ("MCM"), Vaspen MS I, LLC ("Vaspen"), Maspen MS I, LLC ("Maspen") and Vikram S Uppal ("Mr. Uppal" and together with Terra Capital, Terra REIT, MCGP, MCG, MCM, Vaspen and Maspen, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 205 West 28th Street, 12th Floor, New York, New York 10001.
Citizenship: (i) Terra Capital is a Delaware limited liability company; (ii) Terra REIT is a Delaware limited liability company; (iii) MCGP is a Delaware limited liability company; (iv) MCG is a Delaware limited partnership; (v) MCM is a Delaware limited partnership; (vi) Vaspen is a Delaware limited liability company; (vii) Maspen is a Delaware limited liability company; and (viii) Mr. Uppal is a United States citizen.

## Item 4. Ownership
Amount beneficially owned: (i) Vaspen is the beneficial owner of 2,219,151 shares of common stock, par value $0.01 per share (the "Common Stock"); (ii) Maspen is the beneficial owner of 2,489,317 shares of Common Stock; and (iii) each of Terra Capital, Terra REIT, MCGP, MCG, MCM and Mr. Uppal is the beneficial owner of 4,708,468 shares of Common Stock.
Percent of class: (i) Vaspen - 3.8%; (ii) Maspen - 4.3%; and (iii) each of Terra Capital, Terra REIT, MCGP, MCG, MCM and Mr. Uppal - 8.0%. The ownership percentage of each Reporting Person has been calculated based on 58,577,948 shares of Common Stock outstanding as of July 20, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 21, 2026.
Sole power to vote or to direct the vote: 0 shares of Common Stock for each of the Reporting Persons
Shared power to vote or to direct the vote: (i) 2,219,151 shares of Common Stock for Vaspen; (ii) 2,489,317 shares of Common Stock for Maspen; and (iii) 4,708,468 shares of Common Stock for each of Terra Capital, Terra REIT, MCGP, MCG, MCM and Mr. Uppal.
Sole power to dispose or to direct the disposition: 0 shares of Common Stock for each of the Reporting Persons
Shared power to dispose or to direct the disposition: (i) 2,219,151 shares of Common Stock for Vaspen; (ii) 2,489,317 shares of Common Stock for Maspen; and (iii) 4,708,468 shares of Common Stock for each of Terra Capital, Terra REIT, MCGP, MCG, MCM and Mr. Uppal.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The shares of Common Stock reported herein are held directly by Vaspen and Maspen, each of which is managed by Terra REIT. Terra REIT is member managed and is a wholly-owned subsidiary of Terra Capital. Terra Capital is member managed and is a wholly-owned subsidiary of MCM. MCG is the general partner of MCM. MCGP is the general partner of MCG. Mr. Uppal is the majority member and Chief Executive Officer of MCGP. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by Vaspen and Maspen. Vaspen is the record owner of 2,219,151 shares of Common Stock and Maspen is the record owner of 2,489,317 shares of Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Terra Capital Partners, LLC: /s/ Vikram S. Uppal, Vikram S. Uppal, Chief Executive Officer (10/19/2026)
- Terra REIT Advisors, LLC: /s/ Vikram S. Uppal, Vikram S. Uppal, Chief Executive Officer (10/19/2026)
- Mavik Capital GP, LLC: /s/ Vikram S. Uppal, Vikram S. Uppal, Chief Executive Officer (10/19/2026)
- Mavik Capital Group, LP: /s/ Vikram S. Uppal, Vikram S. Uppal, Authorized Signatory (10/19/2026)
- Mavik Capital Management, LP: /s/ Vikram S. Uppal, Vikram S. Uppal, Authorized Signatory (10/19/2026)
- Vaspen MS I, LLC: /s/ Vikram S. Uppal, Vikram S. Uppal, Authorized Signatory (10/19/2026)
- Maspen MS I, LLC: /s/ Vikram S. Uppal, Vikram S. Uppal, Authorized Signatory (10/19/2026)
- Uppal Vikram S: /s/ Vikram S. Uppal, Vikram S. Uppal (10/19/2026)